FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2005

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated July 19, 2005- New Director

2.

Material Change Report July 19, 2005- New Director

3.

News Release dated July 20, 2005- Logan Resources Ltd. Retains Investor Relations

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date:  17 August, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

DATE: July 19, 2005

______________________________________________________________________________________

NEW DIRECTOR

Logan Resources Ltd. (LGR) is pleased to announce the appointment of Mr. Clifford H. Frame to the Board of Directors.

Mr. Frame is a professional engineer with 40 years of experience in all aspects of resource project development, acquisition, marketing, financing, operations and production. Widely recognized for his achievements in the resource industry, he has overseen several major mine developments in Canada, Australia and Indonesia. Mr. Frame offers the Board outstanding industry experience, leadership and communication skills, which have earned him extensive international mining contacts and well-established relationships with government, financial and investor groups.

“Logan Resources is extremely pleased to have Mr. Frame join the Board of Directors. He has a strong background in all aspects of mine exploration, development and operation. His addition to the Board strengthens our depth and competitive advantage as a Canadian exploration company. His experience in the mining industry and his involvement in many other facets of industry will greatly enhance the future of the company,” says Seamus Young, President and CEO of Logan Resources Ltd.

Upon approval of the TSX Venture Exchange, Mr. Frame will be granted an option to purchase 500,000 common shares under the Company’s stock option plan. The shares will be exercisable for two years at C$0.35 per share. In addition, Silvermet Corporation, a company owned by Mr. Frame, has subscribed for 333,333 units of Logan Resources on a private placement basis at a price of C$0.30 per unit. Each unit consists of one share and one warrant exercisable at a price of C$0.40 per share for a period of 12 months.

Mr. George Anderson has resigned from the Board of Directors of Logan Resources Ltd. as of July 18, 2005. The Board of Directors would like to take to this opportunity to thank Mr. Anderson for his many contributions to the development of the company over the years and wish him every success in the future.

Logan Resources Ltd. specializes in acquiring and developing outstanding early-stage exploration properties with the potential to yield world-class deposits. Logan Resources is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, and British Columbia.  For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
Logan Resources Ltd.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Logan Resources Ltd.
570-789 West Pender Street
Vancouver, BC  V6C 1H2

Item 2

Date of Material Change

July 19, 2005

Item 3

News Release

The news release was issued on July 19, 2005 through the facilities of Stockwatch and Market News.

Item 4

Summary of Material Change

The Company announced the appointment of a new director.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

For more information, please contact Seamus Young at 604.689.0299.

DATED:

July 19, 2005

Per:	“Seamus Young”
Seamus Young President, CEO

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

DATE: July 20, 2005

______________________________________________________________________________________

LOGAN RESOURCES RETAINS INVESTOR RELATIONS

Vancouver, July 18, 2005—Logan Resources Ltd (LGR: TSX-V) is pleased to announce that it is embarking on a communications and investor relations program and has retained the services of Jose M. Perez to manage these ongoing activities. Mr. Perez has a Bachelor of Commerce from McGill University and for the past 10 years has been consulting in the financial services industry. In consideration of the services to be provided, the company has agreed to pay a monthly retainer of C$5,000.

“We are pleased that Jose has joined Logan Resources and I am confident his enthusiasm combined with his experience in the financial community will be an asset for the company and our shareholders,” says Seamus Young, President of Logan Resources.

Logan Resources specializes in acquiring and developing early-stage exploration properties with the potential to yield world-class deposits. Logan resources is currently exploring for gold in British Columbia and the Yukon Territory. For additional information on Logan Resources Ltd. Please visit www.loganresources.ca and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
Logan Resources Ltd.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.